FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST NAMES NEW CHAIRMAN

Management Confirms Sustainability of Distributions at $US 0.18/Unit

All dollar amounts unless otherwise specified are in U.S. Dollars

Calgary, Alberta – April 4, 2006 — Enterra Energy Trust (“Enterra”) (NYSE: ENT and TSX: ENT.UN) today announced that Joseph Vidal, Chartered Accountant, has been appointed the new non-executive Chairman of the Board of Directors.

For the past seven years, Mr. Vidal has been a senior executive of Bioriginal Food & Science Corp. where he is now is President & Chief Executive Officer.  Headquartered in Saskatoon, Saskatchewan Bioriginal is a global provider of innovative essential fatty acid solutions.  Its products are used in nutraceuticals, functional foods, skin care products, cosmetics, animal feed, veterinary products and over-the-counter pharmaceuticals.  He began his career at Bioriginal as Chief Financial Officer where he was integrally involved in banking relationships, treasury functions and budgeting.  Four months after joining Bioriginal, his title was expanded to include Vice President of Operations.

Mr. Vidal began his career in public accounting with Peat Marwick, and later was a manager at that firm’s successor, KPMG LLP.  Immediately before joining Bioriginal, Mr. Vidal was General Manager of Hitachi Canadian Industries Ltd. where he had senior level responsibility for financial and accounting functions as well as labor and government relations.

E. Keith Conrad, President & CEO of Enterra indicated, “Along with other members of our Board, I join in welcoming Joe.”

Enterra Energy Trust is not aware of any material undisclosed information that would explain the recent market activity.

Separately, Enterra’s management confirms that it expects that the $0.18 monthly distribution can be maintained throughout 2006 subject to average oil prices of $55 per barrel and average natural gas prices of $6.00 per mcf.  It is management’s expectation that distributions as a percent of funds from operations will be reduced to between 75% and 80% for fiscal 2006.  Funds have been put aside for the April distribution and plans call for the declaration of the next $0.18 per unit distribution for April 2006 production to be issued on or about April 13, 2006.

Over the last year, Enterra has made significant gains that are crucial to its continued success.  The production of the Trust has increased from 7,000 boe/d to 16,000 boe/d with the closing of the Oklahoma acquisitions.  As well, the reserve life index of proven plus probable reserves, a parameter for which Enterra has been criticized in the past, increased from approximately 3.6 years to 5.8 years.  Enterra has enhanced its ability to secure reserve replacement on the strength of the farm-in agreements with JED Oil, Inc. (AMEX:JDO) and Petroflow Energy Ltd. (TSX Venture:PEF), both of which have active drilling programs on Enterra’s undeveloped lands.

Management has also reported that its Annual General and Special Meeting will be held on May 18, 2006 in Calgary, Alberta; the location and time has not been finalized.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust. Enterra acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development. Enterra pays out a monthly distribution which is currently US$0.18.  Additional information can be obtained at the Company's website at www.enterraenergy.com.

Forward-Looking Statements

This news release contains statements about anticipated completion of acquisitions, the benefits of such acquisitions, the ability of management to facilitate growth, anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, cash flow per unit or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation.

Enterra cautions that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect Enterra's operations or financial results, are included in Enterra's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Enterra assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Enterra calculates its proven and probable reserves in accordance with Canadian National Instrument 51-101. Canadian disclosure standards concerning oil and gas reserves and options differ from those of the SEC. Enterra is subject to the reporting requirements of the US Securities Exchange Act of 1934 and, consequently, files reports with and furnishes other information to the SEC. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC's standards for inclusion in documents filed with the SEC. (In addition, throughout this news release, Enterra makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after the deduction of these amounts.)

"BOE/d" means barrel of oil equivalent per day. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 million cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of Enterra in any jurisdiction.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

E. Keith Conrad, President and CEO

The Equity Group

(403) 263-0262

Linda Latman (212) 836-9609

John Kalman, CFO

www.theequitygroup.com

(403) 263-0262

www.enterraenergy.com